Exhibit 99.1

Wins Finance Holdings Inc. Reports Unaudited Financial Results for the Six Months Ended December 31, 2023

BEIJING and NEW YORK, May 31, 2024 -- Wins Finance Holdings Inc. ("Wins Finance" or the "Company") (OTC: WINS), an investment and asset management company that provides integrated financing solutions to small and medium enterprises ("SMEs") and sales of medical equipment in China, today announced its unaudited financial results for the first six months ended December 31, 2023.

Fiscal Six Months Ended December 31, 2023 - Financial and Operational Summary

•	Direct financing lease interest income was $0.1 million, compared to $0.3 million for the corresponding period ended December 31, 2022.

•	Medical equipment sales was $33.44 million, compared to $ 1.0 for the corresponding period ended December 31, 2022. The increase is mainly due to the acquisition of new businesses.

On May 15, 2024, Wins Finance Holdings Inc. (the “Company”) entered into a share subscription agreement (the “Agreement”) with Jude Gongsheng International Medical Investment Management （Beijing） LLC. (聚德共生国际医疗投资管理（北京）有限公司), a China company (“Investor 1”), and Mr. Renhui Mu (“Investor 2”) (“Investor 1” and “Investor 2” together are collectively called the “Investors”). Pursuant to the Agreement, the Investors agreed to purchase 76,100,000 ordinary shares of the company for an aggregate purchase price of $7,610,000. The parties will close on the first tranche of $300,000 within 20 working days after the date of the Agreement, and the remainder will close on or before September 30, 2024.

At present the main focus of our operations is our medical equipment business. We have established a sales agent system covering all of China, and we are now selling PET-CT products (Beijing Ruishi Kang, Beijing Sanuo United, Shanghai United Film), crema ultrasound (Xinbo Medical), B-ultrasound (Shanghai United Film, Samsung), orthopedic consumables (Tianjin Boshuobi) and bone nails to medical device companies.

On October 11, 2021, Wins established Dalian Ruikai Taifu Investment Management Co., LTD., which specializes in the medical equipment sales business. On April 7, 2022，Dalian Ruikai Taifu acquired a 71.43% interest in Zhongrui Xukai (Beijing) Technology Co., LTD. (“Xukai”). The main business includes the sale of specialty medical equipment and consumables and the establishment of cancer diagnosis and treatment centers in China. On September 19, 2022, Zhongrui Xukai acquired a 51% interest in Tianjin Runcheng Medical Technology Co., LTD. (“Runcheng”). Its main businesses are medical sales and medical management. On August 24, 2023, Dalian Ruikai Taifu Investment Co., Ltd. acquired 50.82% shares of Beijing Shiyue Kangtu Medical Equipment Co., LTD (“Shiyue”), which is engaged in the sales of medical devices and consumables.

Medical Equipment sales were $33.44 million for the six months ended December 31, 2023. Of such amount, (i) sales by Xukai were $0.1 million, mainly selling PET-CT (Positron Emission Tomography-Computed Tomography), intraocular lens, and molybdenum target to hospitals, and (ii) Runcheng generated $0.9 million of sales, mainly selling bone nails and accessories to medical device companies. (iii) Shiyue generated $32.47 million of sales, mainly sells medical equipment. We plan to gradually divest the leasing business, which only generated $0.1 million of interest income for the six months ended December 31, 2023.

Financial Results for the Six Months Ended December 31, 2023

We currently offer the following principal products and services to our customers, which primarily constitute SMEs: (1) financial leasing and financial advisory and agency services.(2) Medical Equipment Sales.

Medical Equipment Sales.

The income of medical equipment sales was $33.44 million for the six months ended December 31, 2023, as compared to $1.0 for the six months ended December 31, 2022, The increase is mainly due to the acquisition of the businesses described above.

Direct financing lease interest income

Direct financing lease interest income generated from payments under direct financing leases with customers was $0.1 million for the six months ended December 31, 2023, a decrease of $0.2 million, or 67%, as compared to $0.3 million for the six months ended December 31, 2022. We plan to gradually divest the leasing business.

Non-interest expenses

Non-interest expense was $1.8 million for the six months ended December 31, 2023, as compared to non-interest expense of $0.5 million for the six months ended December 31, 2022.

Loss before taxes

Loss before taxes was $1.9 million for the six months ended December 31, 2023, an decrease of $0.3 million as compared to loss before taxes of $1.6 million for the six months ended December 31, 2022. The decrease was attributable to the low gross profit margin on medical equipment sales.

Net Loss

Net loss was $2.1 million for the six months ended December 31, 2023, an increase of $0.3 million as compared to net loss of $1.8 million for the six months ended December 31, 2022. The increase in net loss was mainly due to low gross profit margin on medical equipment sales.

Current Outlook

As the Company's strategic focus shifts to the medical business, we are establishing our own medical research and development and sales team. We believe that our operating experience and enhanced risk management protocols will ultimately help to propel growth once business conditions normalize and our competitive position in our sector continues to strengthen. However, we note that the period-to-period financial results of this sector is affected by the complexity, uncertainties and changes in China’s economic conditions as well the regulations governing the industry and can cause fluctuations in our periodic operating and financial results.

About Wins Finance Holdings Inc.

Wins Finance Holdings Inc. (“Wins Finance”) has shifted its focus to the sale of medical equipment. We are establishing our own medical research and development team and we plan to further develop hospital management and operations consulting business. For more information, please visit www.winsfinance.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks are described in the Company’s Annual Report on Form 20-F for the year ended June 30, 2021 and in the Company’s other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Company Contacts:

Wins Finance Holdings Inc.
1177 Avenue of the Americas

5th Floor
New York, NY 10036
E-mail: info@winsholdings.com

WINS FINANCE HOLDINGS INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2023	Audited June 30, 2023
ASSETS
Cash	$2,287,968		$114,809
Restricted cash
Net investment in direct financing leases	(282,379)
Interest receivable	-		-
Operating lease, right-of-use asset
Property and equipment, net	23,350		20,804
Due from related party	420,599		253,626
Other assets	22,771,469		1,669,716
Inventory	719,567
Assets of disposal group classified as held for sale
TOTAL ASSETS	$25,940,574		$2,058,955

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Bank loans for capital lease business	$5,323,051	$
Other loans for capital lease business	-
Interest payable
Other current liabilities			3,506,348
Deposits from direct financing leases	1,833,849		1,797,532
Operating lease liability-current
Other liabilities	15,596,042		1,245,355
Due to related party	919,433		633,627
Other non-current liability	1,270,515
Liabilities of disposal group classified as held for sale
Total Liabilities	$24,,942,890		7,182,862

Stockholders’ Equity

Common stock (par value $0.0001 per share, 100,000,000 shares authorized; 19,837,642 issued and outstanding at June 30, 2019 and 2018)	$1,984		1,984
Additional paid-in capital	221,303,238		211,962,111
Statutory reserve	4,687,085		4,687,085
Retained earnings	(199,933,164)		(198,838,994)

Accumulated other comprehensive loss	(23,226,481)		(23,120,642)
Minority Interest	(1,834,978)		184,,549
Total Stockholders’ Equity	,997,684		(5,123,907)
Noncontrolling interests
TOTAL LIABILITIES AND EQUITY	$25,940,574		$2,058,955

WINS FINANCE HOLDINGS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND

COMPREHENSIVE INCOME (LOSS)

	For six months ended December 31
	2023	2022
Direct financing lease income
Direct financing lease interest income	$113,225	$250,822
Interest expense for direct financing lease		(461,424)
Business collaboration fee and commission expenses for leasing projects
Provision for lease payment receivable	(1,769,197)	(1,808,322)
Net direct financing lease interest income after provision for receivables	$(1,655,972)	$(1,044,469)
Consulting revenue	6,589
Medical Equipment Sales	33,443,241	979,204
Cost of sals	(31,877,619)
Revenue,net	1,572,211
Net revenue	$(83,761)	$(1,039,720)

Non-interest income
Interest on investment securities-held to maturity		-
Total non-interest income		-

Non-interest expense
Business taxes and surcharges	(5,370)	(3,632)
Salaries and employee charges	(254,359)	(311,020)
Rental expenses	(85,488)	(35,852)
Other operating expenses	(1,498,398)	(211,740)
Total non-interest expense	$(1,843,615)	$(562,244)

Income before taxes	(1,927,376)	(1,601,964)

Income tax expense	(135,050)	(13,059)

NET (LOSSES)/INCOME FRROM CONTINUING OPERATION	$(2,062,426)	$(1,615,023)

Net loss attributable to noncontrolling interests	$(147,626)	$161,836

Total Net (Losses)/Income	(1,914,800)	(1,776,859)

Other comprehensive income (loss)
Foreign currency translation adjustment	(1,135,396)	2,753,336
COMPREHENSIVE (LOSS)/INCOME	$(3,197,822)	$976,477

Weighted-average ordinary shares outstanding
Basic	19.837,642	19,837,642
Diluted	19,837,642	19,837,642

Earnings per share
Basic	$(0.1)	$(0.09)
Diluted	$(0.1)	$(0.09)
From continuing operation	$(0.1)	$(0.08)